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                               OVERHILL FARMS, INC.
                             2727 E. VERNON AVENUE
                              VERNON, CA 90058
                            TELEPHONE (323) 582-9977

                                April 12, 2006

VIA FACSIMILE AT 202 772-9368 AND EDGAR CORRESPONDENCE

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         RE:      OVERHILL FARMS, INC.
                  ACCELERATION OF THE EFFECTIVE DATE
                  REGISTRATION STATEMENT ON FORM S-3
                  FILE NO. 333-130921

Dear Mr. Schwall:

         Overhill Farms, Inc. ("Company") hereby requests, pursuant to Rule 461(a) of Regulation C, that the above-referenced Registration Statement be declared effective at 5:00 p.m. Eastern time on Thursday, April 13, 2006 or as soon as practicable thereafter.

         The Company acknowledges that:

   o should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

   o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                       Very truly yours,

                                       OVERHILL FARMS, INC.

                                       By: /s/ John L. Steinbrun
                                           -------------------------------------
                                           John L. Steinbrun,
                                           Chief Financial Officer